Tabula Rasa HealthCare, Inc.

228 Strawbridge Drive, Suite 100

Moorestown, NJ 08057

October 19, 2017

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Ivan Griswold, Staff Attorney, Division of Corporation Finance

Re:                          Tabula Rasa HealthCare, Inc.

Registration Statement on Form S-3

Filed October 16, 2017

File No. 333-220965

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Tabula Rasa HealthCare, Inc. (the “Company”), hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-220965), so that such registration statement may become effective at 4:00 p.m. (Washington, D.C. time) on October 23, 2017, or as soon as practicable thereafter.

Thank you for your assistance. If you should have any questions, please contact Kevin S. Shmelzer of Morgan, Lewis & Bockius LLP, counsel to the Company, at (215) 963-5716.

TABULA RASA HEALTHCARE, INC.

By:	/s/ Brian W. Adams
Name:	Brian W. Adams
Title:	Chief Financial Officer

cc:	James W. McKenzie, Jr., Morgan, Lewis & Bockius LLP
Jeffrey P. Bodle, Morgan, Lewis & Bockius LLP
Kevin S. Shmelzer, Morgan, Lewis & Bockius LLP